SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               FOR AUGUST 5, 2003

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)




                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



                  Indicate by check mark whether the registrant
                        files or will file annual reports
                       under cover Form 20-F or Form 40-F.

                         Form 20-F   x         Form 40-F
                                 --------                  --------


                       Indicate by check mark whether the
                    registrant by furnishing the information
                     contained in this Form is also thereby
                                 furnishing the
                    information to the Commission pursuant to
                            Rule 12g3-2(b) under the
                           Securities Exchange Act of
                                      1934.

                          Yes                 No      x
                             --------              ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

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                                  Exhibit Index



Exhibit No.                         Description

99.1                    Press Release Dated July 04, 2003

99.2                    Press Release Dated July 10, 2003

99.3                    Press Release Dated July 14, 2003

99.4                    Press Release Dated July 15, 2003

99.5                    Press Release Dated July 18, 2003

99.6                    Press Release Dated July 23, 2003

99.7                    Press Release Dated August 01, 2003

99.8                    Press Release Dated August 04, 2003

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

August 5, 2003

                        ALLIED DOMECQ PLC


                        By:      /s/  Charles Brown
                                 -----------------------------------------------
                                 Name:    Charles Brown
                                 Title:   Director of Secretariat & Deputy
                                          Company Secretary